GIVEN IMAGING
FOURTH QUARTER 2007
FINANCIAL RESULTS CONFERENCE CALL

Moderator: Homi Shamir
February 21, 2008
9:00 a.m. ET

Operator: Good morning and welcome ladies and gentlemen to the Given Imaging fourth quarter 2008 conference call. Today’s call is being recorded. All participants are in a “listen only” mode. At this time I’d like to turn the call over to Mr. David Carey of Lazar Partners. Please go ahead sir.

David Carey: Good morning and thank you for joining us. With us today from Given Imaging are Mr. Homi Shamir, president and CEO and Yuval Yanai, Chief Financial Officer. And joining us for the Q&A session will be Dr. Blair Lewis Clinical Professor of Medicine, Mount Sinai School of Medicine, New York. Before we begin, I’d like to read the following regarding forward-looking statements.

During the course of this conference call, the company may make projections or other forward-looking statements regarding future events of the financial performance of Given Imaging.

We wish to caution you that such statements reflect only the company’s current expectations, and the actual events or results may differ materially.

You are kindly referred to the risk factors and cautionary language contained in the documents that the company files with the Securities and Exchange Commission; including the company’s annual report on form 20-F filed May 16, 2007. The company undertakes no obligations to update any projections or forward-looking statements in the future.

In today’s call, the company will make reference to certain non-GAAP financial measures including adjusted net income, adjusted net income per share, adjusted EBITDA, and adjusted operating expenses. The reconciliation of these non-GAAP measures to the most directly comparable GAAP measures can be found in the company’s fourth quarter earnings release, which is posted on the website.

I’ll now turn the call over to Homi Shamir, President and CEO of Given Imaging. Please go ahead.

Homi Shamir: Thank you David.

Good morning everyone and thanks for joining us today. We are pleased to report that our top line revenues grew 25% to a record $34.2 million in the fourth quarter compared to the same period in 2006. Non-GAAP EPS for the quarter was $0.09 cents on a fully diluted basis.

For the full year, revenues increased 19% to a record $112.8 million while non-GAAP EPS increased 140% to $0.38 cents per share on a fully diluted basis. Our financial performance reflects the success of our efforts to increase our global reach. As a result, our revenue stream is starting to diversify across our three geographic operating regions.

In 2007, we achieved significant milestones which reinforce our competitive position and will allow us to continue our global leadership in capsule endoscopy. In the U.S., we received clearance to market our next generation PillCam SB 2 and PillCam ESO 2 video capsules. In Europe we began limited sales of PillCam COLON to a key group of opinion leaders, and in Japan we received clearance to market PillCam SB and reimbursement for that country’s entire adult population. Together with our partner we began selling and marketing our SB products in October.

I will briefly discuss fourth quarter results by region and later provide an outlook for 2008.

In the Americas region, revenue increased by 8.6% compared to the fourth quarter of 2006. We sold 118 workstations to new customers in the region this quarter which is approximately 40% higher than workstation sales reported in each of the first three quarters of 2007. In addition we upgraded more than 250 customers with workstations and our new RAPID 5 software.

PillCam sales in the fourth quarter were approximately 40,000 compared to 38.9 thousand in the fourth quarter of 2006. Compared to the same period last year, PillCam sales grew modestly reflecting the impact of promotional programs that helped to increase PillCam SB sales in Q4 2006. Promotional activities in Q4 2007 were more focused on delivering workstations, in order to expand our foot print, and to a lesser extent on capsule sales. Reorders of PillCam SB in Q4 increased 10% compared to Q4 2006, while PillCam sales increased 15% compared to Q3.

Our U.S. sales force did a great job delivering solid results in the fourth quarter and I commend them on their efforts. They achieved these results despite the fact that the fourth quarter was our first full quarter facing competition in the U.S. market.

In the EMEA region, revenues increased by 36% in the fourth quarter due primarily to very strong PillCam SB sales, which increased 31% compared to the fourth quarter of ‘06. We sold 29 workstations in the fourth quarter and we upgraded 50 customers with new workstations and RAPID software. In the fourth quarter, we continued reaching out to a targeted group of key opinion leaders in Europe to educate them on using PillCam COLON for non-compliant patients or patients with incomplete colonoscopies. Our customers are excited to have an option for this patient segment and, as a result, they are beginning to use PillCam COLON.

In the APAC region, revenues in the fourth quarter increased to $4.0 million from $1.3 million in the same period in 2006. This strong increase mainly reflects progress placing workstations and selling PillCams in the first full quarter of sales in Japan.

We are pleased to enter 2008 with the broadest and most advanced product portfolio in capsule endoscopy demonstrating our commitment to innovation. I would now like to discuss the growth drivers that should enable us to grow revenues between 15 and 20 percent this year.

In the Americas region, we expect PillCam growth will continue to be driven by more and broader PillCam SB reimbursement polices in U.S. For example, as we see more clinical data for new indications like iron deficiency anemia and Crohn’s, we expect payers to expand their existing policies. We also expect to see new policies for SB as well as for PillCam ESO.

We are excited to regain control over ESO. Our sales force can now offer our customers two of our platform products with next generation technology, a significant competitive advantage.

In the EMEA region, we expect PillCam SB to continue gaining traction as more and more physicians are being trained and are using PillCam. We believe we will receive a monetary code for PillCam SB in France in the first half of this year which will make this product available to all of its 60 million citizens.

We recently announced that the German government will begin evaluating reimbursement for PillCam SB for the 82 million citizens covered under the national insurance program and we expect a decision in the next 12-18 months. We are very pleased that we are making progress in this important market. We are also making progress in other European countries to advance the PillCam SB reimbursement process.

In the APAC region, we anticipate a very strong year as we continue reaching out to physicians and expanding our foot print.

Earlier this week we announced that the FDA sent us a not substantially equivalent letter regarding our current 510(k) application to market PillCam COLON in the United States. Although we are disappointed with this decision, we will continue our efforts to obtain marketing clearance for this product in the U.S.

PillCam COLON is currently being used in Europe with growing acceptance and we expect a greater revenue contribution from PillCam COLON in this region this year as we expand our outreach to physicians.

In addition, we are accelerating development of our next generation PillCam COLON capsule, COLON 2, and we plan on launching this product in Europe next year.

And we are very pleased with the approval to market PillCam COLON in Israel, which is another positive step toward global penetration of this product.

I’ll now turn the call over to Yuval Yanai, our CFO, who will provide additional details on our fourth quarter results and guidance for 2008..

Yuval Yanai: Thanks Homi.

In the fourth quarter, we achieved sales of $34.2 million. 64% of sales were from the Americas region, 24% from EMEA and 12% from the Asia/Pacific region.

We sold a record 54,900 PillCam capsules this quarter, a 13% increase over the fourth quarter of last year. Approximately 72% or 39.8 thousand capsules were sold in the Americas, 11.4 thousand or 21% were sold in the EMEA region and 3,700 or 7% were sold in APAC.

Worldwide reorders of PillCam SB increased by 19% this quarter to 50.6 thousand capsules from 42.5 thousand in the fourth quarter of 2006. PillCam reorders in the Americas increased 10%, EMEA increased 55% while Asia/Pacific increased 63%. As of December 31st, we have cumulatively sold over 650,000 PillCam SB capsules worldwide.

In terms of revenue breakdown, PillCam capsule sales accounted for 79% of total revenues, workstations and data recorders accounted for 18% of total revenues and service income accounted for 3%. In the U.S., our primary market, capsule sales accounted for 83% of total U.S. revenues, workstations and data recorders accounted for 13%, and service income accounted for 4%.

Worldwide, we sold approximately 260 systems to new customers in the quarter, compared to 212 systems in the fourth quarter of 2006. 118 workstations, or 45% of total workstations sold this quarter, were sold in the Americas, 29 or 11% were sold in the EMEA region and 114 or 44% were sold in Asia/Pacific. This brings our cumulative system deliveries, worldwide, to 4,250 of which approximately 2,640 systems are installed in the U.S.

Gross margin in the fourth quarter of 2007, excluding the one-time charge resulting from the early repayment of the Company’s outstanding royalty obligation was 71.5%, The decline in gross margin is attributable to the high number of workstations placed in the Americas region, as well as from our initial penetration into the Japanese market.

On a GAAP basis, the Company reported net income of $12.8 million or $0.41 cents per share on a fully diluted basis in the fourth quarter of 2007, compared to a net loss of $1.5 million or $0.05 cents per share in the fourth quarter of 2006. Net income for the fourth quarter and full year included a pre-tax one-time gain of $22.9 million, and a tax expense of $3 million, both of which resulted from the termination of the InScope agreement. Net income for the quarter and for 2007 also included a one-time charge of $5.6 million related to the repayment to the Israeli Office of the Chief Scientist. In this quarter we also recorded $2.5 million of litigation expenses, and $1.7 million of compensation expenses in accordance with FAS123R. A breakdown of the compensation expenses by line item is part of the detailed financial information posted on the investor relations section of our website.

Consolidated cash, cash equivalents and marketable securities as of December 31st totaled $102.0 million.

I’d now like to review our 2008 financial guidance and provide some insight into our expectations for the year. We expect full year 2008 revenues of between $130 million to $136 million. The Company expects Non-GAAP fully diluted EPS of between $0.44 and $0.52. Non-GAAP EPS estimates exclude $0.23 of compensation expenses (FAS 123R) and between $0.16 and $0.26 of legal expenses related to the Company’s patent litigation with Olympus.

Although we do not provide quarterly financial guidance, I’d like to spend a moment discussing some of our financial expectations in the first quarter.

In Q1, we continue to accelerate development of PillCam Colon 2 and we intend to expand clinical trials for PillCam ESO 2 and PillCam COLON. Also, we have two major events in Q1, for the first time we had a Global Sales and Marketing meeting in Atlanta and we will have the ICCE Faculty in Jerusalem in March. . Finally, Consistent with the trend we’ve seen in past years, spending on medical equipment tends to decline from the fourth quarter to the first quarter, and we expect this to be the case this year as well. Therefore, we expect to record a net non-GAAP loss in Q1. However, we expect the consecutive three quarters of the year to be profitable and cash flow positive.

In addition, we expect Gross margin for 2008 to remain in the 72% to 74% range.

As Homi mentioned, we anticipate strong sales in Japan this year. Japan’s fiscal year begins on April 1 at which point hospital budgets for the year go into effect. Therefore, it’s likely that first quarter sales from Japan may be moderate as spending by hospitals on medical equipment tends to decline in this period. We expect sales to ramp up from the second quarter on.

Moderator, you may open the call for questions now.

Operator: Thank you. The question-and-answer session will be conducted electronically today. If you would like to ask a question, you may signal by pressing the star key followed by the digit one on your touch-tone telephone. If you are using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. Once again, it is star one if you do have a question. And we’ll pause for just a moment.

Our first question will come from Amit Hazan with Oppenheimer.

Amit Hazan: Hi, good afternoon, guys. I thought maybe I’ll start with the COLON. If you can, perhaps, give us a sense of what you’ll be doing this year in your discussions with the FDA and what the likeliest outcome is in terms of the options you have on the table today?

And then secondly, maybe just give us a little bit more color on COLON 2 that’s in development? What exactly is it about COLON 2 that gives you confidence that it’s going to be better? What is it in that technology that gives you confidence that that might yield better results?

Homi Shamir: OK. Good morning, Amit. Let me talk about COLON 2. I don’t want to go to the details there in too much because it’s a competitive nature. But as we launched COLON 1, we knew in the beginning that we need to continuously improve the product as we have done in the other product. And we accelerate, actually, almost nine months ago the development of COLON 2 in the future.

Now, there’s a lot of new technology that, at this stage, we’d rather not discuss it and we will at later stage, we might come and announce it. And it’s really breakthrough technology and it bring us to complete new level of technology that we think it will make extremely attractive and compelling proposition of technology in the screening market of detecting colon cancer.

Now, can you repeat the first question that you had?

Amit Hazan: The first question is just give us an idea of what really your options are on the table right now with regard to restarting a colon study here in the U.S. or whether you will wait for COLON 2? Or what the likely track will be for you over the coming year with regard to COLON trials in the U.S.?

Homi Shamir: Yes, I mean we first - would like the first thing is to talk - speak with the FDA. The letter came to us. We were - we were surprised. And we need to understand with them the content of the letter. There is a couple of options to us to take. And we love to sit with them and discuss the options we would like to do and based on that, obviously, we were planning to have a column one continuation of column trial in America. And we will sit down and discuss in hopefully in the next couple of weeks we’ll be able to meet with them and take the route that we will believe will be the route that is most suitable to the company.

I don’t know if Yuval have something to add.

Yuval Yanai: No. I’m fine. Good morning, Amit.

Amit Hazan: Good morning.

Yuval Yanai: I think to summarize what Homi just said, I think, that we’ll take all of the necessary steps in order to make sure that we’ll make all of the efforts in order to enable us to market the colon capsule in the U.S. as quickly as practical.

Amit Hazan: OK. And then, on the IP litigation, this was a much higher expense in the quarter than I would have expected. Can you give us an idea of what’s going on there that caused that expense? And then, also at this point, I think you know when the trial is going to start, how much there is so much variability in the costs for next year? And it just seems very high to me for one litigation. Can you just give us an idea of what’s going on there and update on what the spending is on and when the spending might start to slow down.

Yuval Yanai: OK. Well, the spending is also too much for us, not only for you. But, unfortunately, when we give estimates regarding IP litigation we base our estimates on what our legal counsel’s tell us. And it’s true that the - we spend more than what has been anticipated before. And therefore, we updated our forecast in terms of the litigation expenses going into ’08.

We do expect relatively high level of expenditure during the first quarter which is loaded with discovery processes that probably will slow down going into the second quarter and assuming that we will get into court the beginning of November, we’ll seeing the end of the third quarter, maybe the beginning of the fourth quarter, an increase again.

This is where we take some measures in order to try to minimize - like we not minimize but lower the cost, but we increased - or we raised our expectations in terms of our legal expenses and it is reflected in the guidance as I have just provided.

Amit Hazan: OK and just moving on to France, real quick. Can you give us a sense of the discussions you’re having or how you’re able to come out with an expectation that you’ll get the reimbursement in the timeframe that you’re - that you’re - that you’ve discussed?

Homi Shamir: Yes. Amit, as you know, and it’s very similar to the Japanese process. They made the decision to accept and enter capsule endoscopy for the small bowel into the basket of products. They took them longer than initially we anticipate to decide what will be the similar - in Japan what will be the physician fees and what will be the professional fees.

We know they are having those discussions now. And from what we know from those discussions they are making the progress that making us believe that it’s going to be in the first half of this year.

Amit Hazan: OK. I’ll jump back in queue.

Homi Shamir: Yes, thank you, Amit.

Operator: Next we’ll hear from Needham and Company, Ed Shenkan.

Ed Shenkan: Thanks, Homi. Good morning.

Homi Shamir: Good morning, Ed.

Ed Shenkan: You mentioned that there was a promotion in the quarter. Can you give us details on that promotion? Was that, you know, just workstations or, you know, and how many - what was the pricing? Or what were the terms of the promotion?

Yuval Yanai: Hi, Ed. This is Yuval. We had promotions this quarter, the same as we have I would say each and every quarter. Of course, typically Q4 is loaded with more than promotion activities compared to other quarters. I think, as we said during our script today, this specific quarter we put more emphasis on placing new systems. And therefore the promotions I can say loaded with system because each promotion had one system and - but it had a lower number of capsules with it. But payments was different, for example, compared to promotion we had in the same quarter of last year.

In terms of pricing, I think, the pricing is not indication because this is a package deal. And you can associate more money to the workstation and less to the capsule and vice versa. And since we decided that workstations serve only as a platform to sell capsules I’m not saying that we are not interested. We are interested. But we are willing to provide significant discount or even to deliver workstations free of charge if customers take on obligations to buy a certain number of capsules.

Ed Shenkan: So in the quarter, it was a package deal, one system with some capsules, how many capsules, you know, with the system?

Homi Shamir: Ten capsules.

Yuval Yanai: Ten.

Ed Shenkan: It was a 10 pack. OK.

Yuval Yanai: Yes, one 10 pack, yes.

Homi Shamir: And really the reason for that, as I said in the script, this is the fist quarter that we’ve seen Olympus in the market or Olympus has been in the market. And we felt that also we have now launching our SB 2 and our RAPID 5 it’s a huge improvement both in the performance of the product. We find that that will be a very suitable time to go and to acquire new customers. And those customers were sitting, a few of them on the sideline waiting to Olympus to be in the market and now they decided to jump and buy with us because they see the superiority of our technology.

On the same time, we went to customers who wanted to start moving to RAPID 5 and wanted to upgrade the system and we have done an upgrade. So it was really - and I think, this - we will continue to do this kind of upgrade and selling because we have now the RAPID 5 and the SB 2 and the ESO 2 coming under one category here in America. We see it as a very positive move that we see still a number of our customers continues to grow.

Ed Shenkan: And as far as pricing, was there any change in pricing of the product for the capsule. Is it still $450 U.S.? And then maybe you could tell us what it is in Europe and rest of world average sell price?

Yuval Yanai: Well in the U.S., it’s $450, same price as we sell for the last six or seven years. Europe the price is 450 euros, sometimes higher than that. And the proceeding dollars are changing as the exchange rate changes. In Japan, the pricing is different because we work together with the distributor. The final selling price by the distributor in Japan is much higher compared to the U.S. It may be, I don’t know, close to the price in Europe because the strength of the euro and weakness of the dollar, but this may change. But basically we have good selling prices in Japan.

And then recorders in workstations, you know, pricing for Europe and Japan any promotion of the quarter. And is there - maybe you could just remind us what the average selling price is?

Yuval Yanai: I cannot go into details with regards to Japan because this goes into our relationship with our distributor and I’m not sure that we have the authorization of doing that. But we do promotions everywhere. And I mentioned for some of the fact that we had a relatively low gross margin in this quarter resulting from the initial sales in Japan and we probably continue to do that. It depends on the market needs and development we go forward.

And in Europe, we have a different type of promotion, but basically these promotions are also based on low price for workstation or for an upgrade associated with a commitment to buy capsules by customers.

Ed Shenkan: And on COLON letter that you received from the U.S. FDA, I’m not sure, you know, I haven’t seen the actual letter, I’m not sure if it’s been posted or anything.

Yuval Yanai: You’re not going to see it either.

Ed Shenkan: Yes. Are there any additional details you could give us, you know, that it was protocol design related or efficacy related or, you know, not enough patients? Or, you know, anything else you could tell us that the FDA told you that you might want to add?

Yuval Yanai: No. I apologize but I don’t think that’s going to be appropriate to publicly expose the discussions we have with FDA.

Ed Shenkan: OK. And then, as far as sales force, what are your expectations for additions to the sales force in 2008?

Homi Shamir: In the USA we remain the same. We will expand sales force in France and we are doing the preparation now. And we will also add additional people when we get reimbursement because in France we are working directly. And we are beefing up our operation in Japan.

Ed Shenkan: And was there any significant turnover of sales force, you know, in the last six months?

Homi Shamir: No. It was the best year we ever had.

Ed Shenkan: Great. And, you know, as far as launch details in Japan, you know, great quarter here placing a lot of units. Can you tell us more about, you know, the physician reception, hospital reception, et cetera?

Homi Shamir: I was in Tokyo last week. It looks very positive. And I’m very encouraged. But we talked with physicians and the knowledge of the equipment and now they accept it. Obviously, we are placing now equipment in what we call the most strategic customer. And we are working very, very closely with them to be very pleased, very successful and to the system to perform. And that’s our strategy. And eventually we go from there to what we call the regional hospital. But, I’m very, very encouraged both from the professional we are doing and the professionalizing of Suzuken who have about 30-something people who are fully dedicated. Those are sales people who are full dedicated to selling our product. So it’s going well.

Ed Shenkan: And Homi, you got reimbursement took effect in Japan was it October 1st, tell us, you know, is that sticking? You know, are the hospitals actually getting the good reimbursement? Tell us more about how that’s working and if you can even give specifics how much they’re getting paid every time they’re doing the procedure?

Yuval Yanai: The reimbursement - this is a national healthcare system therefore, there’s no issue usually with reimbursement. As far as we know, the hospitals are fully reimbursed. I can tell you we are not familiar with the technicalities in the way we are familiar in the U.S. because we don’t have to deal with it. But we understand it’s smooth and there are no issues whatsoever.

Homi Shamir: They are getting about the prices that we previously talked about, again, it’s roughly about $670 for procedures and its moving well.

Ed Shenkan: OK. I’ll jump back in queue. Thanks.

Homi Shamir: Thank you.

Yuval Yanai: Thanks.

Operator: Just a reminder to press star one at the tone if you do have a question. Next, we’ll year from Anthony Petrone with Maxim Group.

Anthony Petrone: Thanks, guys. Just a couple on the - just to recap the size of the German market in terms of physicians, if you could share that, that would be helpful.

Yuval Yanai: I don’t remember the number of physicians but in terms of population it’s about the same size in France about 60 million because we all ready have some of the population that are ready insured. But when we talk about the public market it’s about 60 maybe 70 (some of it) depends too on the age of the people that will be entitled. But we are talking about a good number of tens of millions of additional potential patients.

Homi Shamir: It’s the largest market in Europe.

Anthony Petrone: OK. And installed base in Israel, if you could share that, that would be helpful as well?

Yuval Yanai: We have few tens of systems. Obviously, many of them are beta sites et cetera because like every company it’s home base is where you start with your clinical research, et cetera. The Israeli market is relatively small. But, I think, it’s important for us because for an example we talk about five years until the Israeli FDA approved PillCam SB for medical diagnostics. And only about a 1.5 year ago it went into the, we call it the national healthcare basket.

So the fact that we received the clearance in Israel quite quickly it’s very encouraging because it reflects the good perception of the product and the fact that the gastroenterologist believe that this product can positively contribute to the health environment.

Anthony Petrone: OK. Moving on to ESO in the U.S., what approach will you be taking then, with ESO in terms of distribution? I know your existing sales people will be distributing, will you be adding to that team with the addition to ESO?

Homi Shamir: No. First, the USA team is very excited to sell ESO. I met all of them here a few weeks ago when we had our kick off meeting. And they are really excited and see the opportunity to sell the product. We will concentrate on this product with them on the varices market, which mostly ((inaudible)) or install base and customer. So we just hoping that it’s now in our end to deliver the result. And we have already some state and some - we have close to 30 million people - lives in America that are covered under policy. So we start shipping, as we speak, the new product ESO 2.

So we start seeing the momentum probably in the next couple of weeks to see how they start gearing up.

Anthony Petrone: Will they be going after leads passed on from Johnson & Johnson? Or will they be going after - they will be?

Homi Shamir: Yes. Yes, there was a very good transition between Johnson & Johnson and us and we have all of the leads from Johnson & Johnson. And they have been - each of those guys in the territory and as I mentioned we have about 60 sales people. So they all got all of the information, all of the leads and they are ready to go. And now that we start shipping ESO 2, they are ready to go and sell it.

Anthony Petrone: OK. Can you reflect, I guess, in the guidance, what would be - I mean how much of an impact are you expecting from ESO this year? I know in past years it hasn’t been much. So does your guidance reflect a significant portion of ESO this year?

Yuval Yanai: No. We don’t have any significant numbers. Of course, we - the revenues we generated from ESO in 2007 was very, very low. So even if we increase it 100 percent, it’s still a low number. We don’t have any significant ((inaudible)) from ESO. Hopefully we’ll do better than we have in our work plan, but in terms of conservativity we don’t provide any significant apportion of revenues to ESO this year in 2008.

Anthony Petrone: OK. Moving on to COLON, the 329 patient multi center study, is that thing completed? I know you released interim results?

Homi Shamir: Yes, let me - yes, if you have the question I will pass it to Dr. Blair Lewis, who is in New York and he can answer the question, Anthony.

Blair Lewis: Yes, the multi center trial in Europe is complete. And it showed a negative predictive value of better than 90 percent. So it was very effective in screening patients and ruling out the presence of polyps in the screening population.

Homi Shamir: And just to add to that in the upcoming DDW in San Diego in May it was chosen to be in feature presentation.

Anthony Petrone: Can you just reflect - I mean when will these results be published?

Blair Lewis: That I can’t tell you. That’s up to the authors on, you know, they’re in the process of writing and submitting. But from the process of writing to submitting to publishing can be a prolonged period of time so there’s no prediction when you’re actually going to see it in print.

Anthony Petrone: So we could take the interim results as it sounds that the completed trial was a little bit better.

Blair Lewis: A little bit better.

Anthony Petrone: Exactly, right. OK. Just a couple of housekeeping questions, to move on. Can you share with us the data recorders sold and if there was any promotional pricing there? And the impact from foreign currency translation in the quarter?

Yuval Yanai: I don't think we will - we - even ((inaudible)) too many - too much information from providing the number of recorders because I think what is important is the number of workstations and the number of capsules we sell. And as we do with workstations we tend to discount data recorders also if we believe that that will contribute to sales of capsules. Therefore, for us it’s not a significant factor. It’s a component with the system that either we sell or not. We don’t make any significant profit or revenue from data recorder.

With regard to currencies, we benefited, of course, from the strong euro compared to the U.S. dollar. This on one hand. On the other hand, we suffered from the effect of the euro on our European expenses. And more than that we have continued to suffer from the weakness of the U.S. dollar compared to the Israeli currency which affects, of course, the - our manufacturing results, the gross margin and the - some of the G&A expenses.

Anthony Petrone: OK. And finally, just on the marketable securities, there’s been some issues with some of our other companies in terms of the liquidity in the marketplace for securities held on the balance sheet, can you just give us an idea of what the makeup is of those marketable securities and how the liquidity it out there in the marketplace. Thank you for taking my questions.

Yuval Yanai: OK. We have no issue whatsoever. We don’t have any of these type of call it risky securities. We reviewed the status of our portfolio in front of the audit committee yesterday and the audit committee was very happy to see that as far as we understand there is no risk whatsoever to any of our securities.

Anthony Petrone: Are you holding any student …

Yuval Yanai: No. No, we do not.

Anthony Petrone: OK. Great. Thanks.

Homi Shamir: Thanks.

Operator: That is all of the time we have for questions today. Mr. Shamir, I’ll turn things back over to you for any additional or closing remarks.

Homi Shamir: Thanks again for joining us today. We look forward to updating you this year as we continue to make progress advancing our strategy: diversifying revenue in our three geographic region and solidifying our position as a global leader in capsule endoscopy.

We look forward to see many of you in the next two weeks as our senior management team will be meeting with institutional investors throughout the United States. In addition, Yuval Yanai will be presenting at the Susquehanna healthcare conference March 5th, and I will invite all of you to listen to his presentation.

Operator: And that does conclude today’s teleconference. Thank you all for joining. Have a wonderful day.

Homi Shamir: Thank you.

END